Exhibit 99.1

VCI Global Announces US$5 Million Institutional Registered Direct Offering

March 6, 2026 | Globe Newswire

KUALA LUMPUR, Malaysia, March 6, 2026 – VCI Global Limited (NASDAQ: VCIG) (“VCI Global” or the “Company”), today announced that it has entered into a definitive agreement with Esousa Group Holdings LLC, a New York-based family office, for the issuance and sale of the Company’s ordinary shares and warrants in a registered direct offering.

The offering is structured in multiple tranches, with the initial tranche expected to generate aggregate gross proceed of US$5 Million before deducting placement agent fees and other offering expenses. Pursuant to the terms of the agreement, the initial closing is expected to occur on or about March 6, 2026, subject to the satisfaction of customary closing conditions.

E.F. Hutton & Co. is acting as the exclusive placement agent for the offering. The Company intends to use the net proceeds to support working capital and general corporate purposes, providing additional financial flexibility to advance its strategic initiatives and platform expansion.

The securities described above are being offered and sold by the Company in a registered direct offering pursuant to a shelf registration statement on Form F-3 (File No. 333-279521) that was originally filed with the U.S. Securities and Exchange Commission (“SEC”) on May 17, 2024, and became effective on May 28, 2024. The offering of the securities is being made only by means of a base prospectus and a final prospectus supplement that form part of the effective registration statement.

A final prospectus supplement and accompanying base prospectus relating to, and describing the terms of, the registered direct offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus supplement and accompanying base prospectus, when available, may also be obtained by contacting E.F. Hutton & Co. at 745 Fifth Avenue, 34th Floor & PH, New York, NY 10151, by telephone at (212) 970-3700, or by email at info@efhutton.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About VCI Global Limited

VCI Global Limited (NASDAQ: VCIG) is an AI-native operating platform designed to scale and optimize businesses through centralized intelligence, data, and capital discipline.

The Company operates a platform-based model in which subsidiaries, affiliates, and portfolio companies plug into VCI Global’s centralized AI, data, governance, and capital allocation systems, enabling faster execution, improved capital efficiency, and scalable growth across multiple industries.

VCI Global’s platform centralizes AI-enabled execution, standardized KPI frameworks, financial and governance controls, and strategic capital allocation, while operating businesses focus on revenue generation, customer relationships, and local execution.

The Company maintains exposure across advisory, AI, and digital infrastructure, digital assets, energy, automotive, and consumer sectors, and continuously evaluates opportunities to scale, spin off, divest, or discontinue businesses based on performance, scalability, and return on capital.

VCI Global’s platform-centric approach is designed to enhance productivity, improve IPO readiness, and unlock long-term value through disciplined growth and selective capital deployment.

For more information on the Company, please log on to https://v-capital.co/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements are based only on our current beliefs, expectations, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not rely on any of these forward-looking statements. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (“SEC”). The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

CONTACT INFORMATION:

For media queries, please contact:

VCI GLOBAL LIMITED

enquiries@v-capital.co

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